UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2011

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.
(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Amendment to Merger Agreement

As previously reported, Plastec Technologies, Ltd. (the “Company”) completed the business combination contemplated by that certain Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010 and amended on December 9, 2010 (the “Merger Agreement”), among the Company, GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”) and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (collectively, the “Plastec Shareholders”).  Pursuant to the Merger Agreement, the Plastec Shareholders were entitled to receive up to an additional 9,723,988 Ordinary Shares upon achievement by Plastec of certain net income targets for the years ended April 30, 2011, 2012 and 2013, as set forth in the Merger Agreement (“Earnout”).

On April 30, 2011, the parties entered into an amendment (“Merger Amendment”) to the Merger Agreement (and to the related registration rights agreement that was entered into by the Plastec Shareholders in connection with the Merger Agreement) to remove the Earnout and to issue an aggregate of 7,486,845 Ordinary Shares to the Plastec Shareholders on the date of the Merger Amendment.  The parties determined to enter into the Merger Amendment to simplify the structure of the transaction based on feedback from the Company’s current and potential investors.  Although the parties believe that Plastec would have reasonably likely met all three of the applicable net income targets set forth in the Merger Agreement, the parties determined to discount the number of shares issued to the Plastec Shareholders representing the 2013 net income target by more than 50% from the amount that was originally contemplated under the Earnout for time value, as well as due to the uncertainty of Plastec actually achieving the 2013 net income target since it was so far in the future and macroeconomic conditions are always subject to change based on factors outside of the Company’s control.

The related registration rights agreement was also amended (“Registration Rights Amendment”) in connection with the Merger Amendment in order to remove the references to the Earnout.

A press release announcing the above-referenced amendments was issued by the Company on May 3, 2011.  A copy of the press release is attached to this report as Exhibit 99.1.

The foregoing summaries of the Merger Amendment and the Registration Rights Amendment are qualified in their entirety by reference to the text of the Merger Amendment and Registration Rights Amendment which are attached as exhibits hereto and are incorporated herein by reference.  Furthermore, the above is in no way intended to provide guidance as to the Company’s expected results of operations and should not be relied upon as such in any way.

Exhibits

Exhibit	Description

2.1	Amendment No. 2 to Amended and Restated Agreement and Plan of Reorganization.

10.1	Amendment No. 1 to Registration Rights Agreement.

99.1	Press release dated May 3, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 3, 2011
PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer